Exhibit 99.1

Cellebrite Announces First-Quarter 2024 Results

ARR of $331.8 million, up 27% year-over-year;

Q1 2024 revenue of $89.6 million, up 26% year-over-year primarily due to

29% growth in subscription revenue;

Q1 2024 adjusted EBITDA of $17.6 million, 19.7% adjusted EBITDA margin

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, May 23, 2024 – Cellebrite (NASDAQ: CLBT), a global leader in premier Digital Investigative solutions for the public and private sectors, today announced financial results for the three months ending March 31, 2024.

“Cellebrite is off to a very solid start to 2024 as we continued to grow wallet share with existing customers around the world,” said Yossi Carmil, Cellebrite’s CEO. “Our strong first-quarter performance was anchored by the further expansion of our business around the globe, improved profitability versus the same quarter one year ago and meaningful strategic progress. It is exciting to see that our Case-to-Closure platform is resonating in the marketplace, highlighted by increasing traction with our new Inseyets digital forensics software. Looking ahead, we continue to see customer budgets trend favorably in support of their plans to enhance and expand their digital investigative capabilities with our solutions over the coming quarters. We are excited about our prospects over the coming quarters and have reaffirmed our outlook for this year.”

First-Quarter 2024 Financial Highlights

●	Annual Recurring Revenue (ARR) of $331.8 million, up 27% year-over-year

●	Revenue of $89.6 million, up 26% year-over-year

●	Subscription revenue was $79.2 million, up 29% year-over-year

●	Recurring revenue dollar-based net retention rate of 125%

●	GAAP gross profit and gross margin of $76.3 million and 85.2%, respectively; Non-GAAP gross profit and gross profit margin of $76.8 million and 85.7%, respectively

●	GAAP net loss of $(71.4) million; Non-GAAP net income of $16.9 million

●	GAAP Diluted loss per share of $(0.36); Non-GAAP Diluted EPS of $0.08

●	Adjusted EBITDA and Adjusted EBITDA margin of $17.6 million and 19.7%, respectively

First-Quarter 2024 and Recent Business & Operational Highlights

Innovation

●	On March 7, 2024, Cellebrite announced the launch of the process to authorize its software-as-a-service offerings with the Federal Risk and Authorization Management Program (FedRAMP®). The authorization will enable Cellebrite’s federal customers to leverage their use of the Company’s SaaS solutions, support faster and more cost-effective procurement processes, eliminate duplicative assessment efforts and ensure consistent application of information security standards. FedRAMP authorization ensures a standardized approach to security assessment, authorization and continuous monitoring for cloud products and services. As part of this process, Cellebrite selected cybersecurity services pioneer Coalfire to support the activities required to complete this process, which is planned to be completed within the next twelve months.

●	On March 14, 2024, Cellebrite introduced Cellebrite Endpoint Inspector SaaS, which offers public sector customers, enterprise customers and eDiscovery service providers next-generation digital forensic capabilities that enable the streamlined collection and analysis of data from diverse remote devices, all within a unified, consent-based, secure framework.

Team

●	On March 25, 2024, Cellebrite announced the appointment of David Gee as Chief Marketing Officer. Mr. Gee, who brings more than 25 years of global sales and marketing expertise to Cellebrite, oversees Cellebrite’s global marketing strategy and execution to help the Company capitalize on the major growth opportunities ahead in the digital investigations marketplace.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

“Cellebrite’s business momentum from the prior year carried into the first quarter of 2024,” stated Dana Gerner, Cellebrite’s CFO. “Our top-line expansion combined with prudent investment in our technology and go-to-market initiatives enabled us to produce another quarter of improved profitability on a year-over-year basis. We expect to drive solid ARR and revenue expansion in the second quarter, which we anticipate will support higher adjusted EBITDA versus the second quarter of 2023. Although it is still early in the year, we believe we are well positioned to achieve our full-year 2024 targets with an expectation that we will deliver the majority of our revenue and adjusted EBITDA in the second half of the year.”

The Company’s current expectations are as follows:

	Second-Quarter 2024 Expectations (as of 5/23/24)	Full-Year 2024 Expectations (unchanged from 2/15/24)
ARR	$342 million - $350 million	$380 million - $400 million
Annual Growth	25% - 28%	20% - 27%
Revenue	$90 million - $94 million	$370 million - $380 million
Annual Growth	17% - 23%	14% - 18%
Adjusted EBITDA	$16 million - $19 million	$70 million - $80 million
Adjusted EBITDA margin	18% - 20%	19% - 21%

First-Quarter 2024 Conference Call Information

Cellebrite will host a live conference call and webcast later this morning to review the Company’s financial results for the first quarter of 2024 and discuss its 2024 outlook. Relevant details include:

Date:	Thursday, May 23, 2024
Time:	8:30 a.m. ET
Call-In Number:	203-518-9783
Conference ID:	CLBTQ124
Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q1-2024-financial-results-investor-call-webcast
Webcast URL:	https://edge.media-server.com/mmc/p/csujxde4

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results. A transcript of the call will be added to this page along with access to the replay of the call later in the day.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP gross profit, non-GAAP net income, non-GAAP operating income and adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period and offers investors and management greater visibility into the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results.

A reconciliation for Adjusted EBITDA referred to in our “Financial Outlook” is not provided because, as a forward-looking statement, such reconciliation is not available without unreasonable effort due to the high variability, complexity, and difficulty of estimating certain items such as charges to share-based compensation expense and currency fluctuations which could have an impact on our consolidated results. The Company believes the information provided is useful to investors because it can be considered in the context of the Company’s historical disclosures of this measure.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Term-based license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its customers to protect and save lives, accelerate justice and preserve privacy in communities around the world. We are a global leader in Digital Investigative solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Investigation platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com, https://investors.cellebrite.com, or follow us on Twitter at @Cellebrite.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, the following: estimated financial information for fiscal year 2024 and certain statements related to seeing customer budgets trend favorably in support of their plans to enhance and expand their digital investigative capabilities with our solutions over the coming quarters; we are excited about our prospects over the coming quarters and have reaffirmed our outlook for this year; we expect to drive solid ARR and revenue expansion in the second quarter, which we anticipate will support higher adjusted EBITDA versus the second quarter of 2023; and we believe we are well positioned to achieve our full-year 2024 targets with an expectation that we will deliver the majority of our revenue and adjusted EBITDA in the second half of the year. Such forward-looking statements including those with respect to 2024 second quarter and full year revenue, annual recurring revenue (ARR) and adjusted EBITDA, as well as commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 21, 2024 and as amended on April 12, 2024, and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com
+1 973.206.7760

Media
Victor Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404 804 5910

Cellebrite DI Ltd.

First-Quarter 2024 Results Summary

(U.S Dollars in thousands)

	For the three months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue	89,582	71,234
Gross profit	76,318	58,828
Gross margin	85.2%	82.6%
Operating income	9,247	136
Operating margin	10.3%	0.2%
Net loss	(71,372)	(40,605)
Cash flow from operating activities	10,041	12,476

Non-GAAP Financial Data:
Operating income	15,879	5,653
Operating margin	17.7%	7.9%
Net income	16,866	6,899
Adjusted EBITDA	17,632	7,304
Adjusted EBITDA margin	19.7%	10.3%

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	March 31,	December 31,
	2024	2023
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$122,432	$189,517
Short-term deposits	103,669	74,713
Marketable securities	50,453	38,693
Trade receivables (net of allowance for doubtful accounts of $1,746 and $1,583 as of March 31, 2024 and December 31, 2023, respectively)	61,643	77,269
Prepaid expenses and other current assets	25,647	26,400
Contract acquisition costs	4,957	5,550
Inventories	9,259	9,940
Total current assets	378,060	422,082

Non-current assets
Other non-current assets	6,732	7,341
Marketable securities	70,706	28,859
Deferred tax assets, net	7,789	7,024
Property and equipment, net	15,583	15,896
Intangible assets, net	10,417	10,594
Goodwill	26,829	26,829
Operating lease right-of-use assets, net	13,021	14,260
Total non-current assets	151,077	110,803

Total assets	$529,137	$532,885

Liabilities and shareholders’ equity

Current Liabilities
Trade payables	$7,045	$8,282
Other accounts payable and accrued expenses	36,706	44,845
Deferred revenues	186,028	195,725
Operating lease liabilities	4,839	4,972
Total current liabilities	234,618	253,824

Long-term liabilities
Other long-term liabilities	6,126	5,515
Deferred revenues	42,071	47,098
Restricted Sponsor Shares liability	66,132	47,247
Price Adjustment Shares liability	122,082	81,715
Warrant liability	76,704	54,117
Operating lease liabilities	8,110	9,157
Total long-term liabilities	321,225	244,849

Total liabilities	$555,843	$498,673

Shareholders’ equity
Share capital	*)	*)
Additional paid-in capital	(74,881)	(84,896)
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	1,489	1,050
Retained earnings	46,771	118,143
Total shareholders’ equity	(26,706)	34,212

Total liabilities and shareholders’ equity	$529,137	$532,885

*)	Less than 1 USD

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income (Loss)

(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue:
Subscription services	$62,103	$47,367
Term-license	17,119	13,915
Total subscription	79,222	61,282
Other non-recurring	3,568	2,918
Professional services	6,792	7,034
Total revenue	89,582	71,234

Cost of revenue:
Subscription services	5,798	4,492
Term-license	—	2
Total subscription	5,798	4,494
Other non-recurring	3,094	2,981
Professional services	4,372	4,931
Total cost of revenue	13,264	12,406

Gross profit	$76,318	$58,828

Operating expenses:
Research and development	23,197	21,131
Sales and marketing	32,059	27,601
General and administrative	11,815	9,960
Total operating expenses	$67,071	$58,692

Operating income	$9,247	$136
Financial expense, net	(78,576)	(38,775)
Loss before tax	(69,329)	(38,639)
Tax expense	2,043	1,966
Net Loss	$(71,372)	$(40,605)

Loss per share
Basic	$(0.36)	$(0.21)
Diluted	$(0.36)	$(0.21)

Weighted average shares outstanding
Basic	196,823,502	186,338,076
Diluted	196,823,502	198,184,236

Other comprehensive income (loss):
Unrealized loss on hedging transactions	(524)	(44)
Unrealized (loss) income on marketable securities	(220)	177
Currency translation adjustments	1,183	(598)
Total other comprehensive income (loss), net of tax	439	(465)
Total other comprehensive loss	$(70,933)	$(41,070)

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net loss	$(71,372)	$(40,605)
Adjustments to reconcile net loss to net cash provided by operating activities:
Share based compensation	5,696	4,457
Amortization of premium, discount and accrued interest on marketable securities	(547)	(171)
Depreciation and amortization	2,680	2,447
Interest income from short term deposits	(2,828)	(684)
Deferred tax assets, net	(626)	560
Remeasurement of Warrant liability	22,587	9,809
Remeasurement of Restricted Sponsor Shares liability	18,885	11,042
Remeasurement of Price Adjustment Shares liabilities	40,367	19,942
Decrease in trade receivables	15,258	9,627
(Decrease) increase in deferred revenue	(13,406)	10,468
Decrease (increase) in other non-current assets	609	(927)
Decrease (increase) in prepaid expenses and other current assets	1,967	(3,637)
Changes in operating lease assets	1,328	1,367
Changes in operating lease liability	(1,269)	(1,562)
Decrease (increase) in inventories	677	(1,225)
(Decrease) Increase in trade payables	(1,142)	264
Decrease in other accounts payable and accrued expenses	(9,434)	(8,879)
Increase in other long-term liabilities	611	183
Net cash provided by operating activities	10,041	12,476

Cash flows from investing activities:

Purchases of property and equipment	(1,495)	(1,064)
Purchase of Intangible assets	(625)	—
Investment in marketable securities	(68,392)	(16,352)
Proceeds from maturity of marketable securities	15,045	16,073
Investment in short term deposits	(43,000)	(16,000)
Redemption of short-term deposits	16,872	13,279
Net cash used in investing activities	(81,595)	(4,064)

Cash flows from financing activities:

Exercise of options to shares	4,319	2,106
Proceeds from Employee Share Purchase Plan, net	750	624
Net cash provided by financing activities	5,069	2,730

Net (decrease) increase in cash and cash equivalents	(66,485)	11,142
Net effect of Currency Translation on cash and cash equivalents	(600)	185
Cash and cash equivalents at beginning of period	189,517	87,645
Cash and cash equivalents at end of period	$122,432	$98,972

Supplemental cash flow information:
Income taxes paid	$791	$3,625
Non-cash activities
Operating lease liabilities arising from obtaining right of use assets	$89	$1,030

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Cost of revenues	$13,264	$12,406
Less:
Share based compensation	430	386
Acquisition related costs	2	13
Non-GAAP cost of revenues	$12,832	$12,007

	For the three months ended
	March 31,
	2023	2022
	(Unaudited)	(Unaudited)
Gross profit	$76,318	$58,828
Share based compensation	430	386
Acquisition related costs	2	13
Non-GAAP gross profit	$76,750	$59,227

	For the three months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Operating expenses	$67,071	$58,692
Less:
Share based compensation	5,266	4,071
Amortization of intangible assets	927	796
Acquisition related costs	7	251
Non-GAAP operating expenses	$60,871	$53,574

	For the three months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Operating income	$9,247	$136
Share based compensation	5,696	4,457
Amortization of intangible assets	927	796
Acquisition related costs	9	264
Non-GAAP operating income	$15,879	$5,653

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Net loss	$(71,372)	$(40,605)
Share based compensation	5,696	4,457
Amortization of intangible assets	927	796
Acquisition related costs	9	264
Tax expense, net	(233)	1,194
Finance expense from financial derivatives	81,839	40,793
Non-GAAP net income	$16,866	$6,899

Non-GAAP Earnings per share:
Basic	$0.08	$0.04
Diluted	$0.08	$0.03

Weighted average shares outstanding:
Basic	196,823,502	186,338,076
Diluted	211,256,086	198,184,236

	For the three months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Net loss	$(71,372)	$(40,605)
Financial expense, net	78,576	38,775
Tax expense	2,043	1,966
Share based compensation	5,696	4,457
Amortization of intangible assets	927	796
Acquisition related costs	9	264
Depreciation expenses	1,753	1,651
Adjusted EBITDA	$17,632	$7,304